Filed pursuant to Rule 424(b)(5)
Registration No. 333-204217

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 2, 2015)

NuStar Energy L.P.

Common Units Representing Limited Partner Interests

Having an Aggregate Offering Price of Up to $500,000,000

This prospectus supplement and the accompanying prospectus relate to the offer and sale from time to time of common units representing limited partner interests in NuStar Energy L.P. having an aggregate offering price of up to $500,000,000 through the sales agents named in this prospectus supplement.

Our common units to which this prospectus supplement relates generally will be offered and sold through one or more of the sales agents named in this prospectus supplement over a period of time and from time to time in transactions at then-current prices, pursuant to an equity distribution agreement between us and the sales agents that has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K. Accordingly, an indeterminate number of our common units will be sold up to the number of common units that will result in the receipt of gross proceeds of $500,000,000. The compensation of each of the sales agents for sales of the common units will be fixed at a commission rate of up to 2.0% of the gross sales price per common unit. The sales agents are not required to sell any specific number or dollar amount of common units but will use their reasonable efforts, as our agents and subject to the terms of the equity distribution agreement, to sell the common units offered, as instructed by us.

Under the terms of the equity distribution agreement, we also may sell common units to any sales agent as principal for its own account at a price agreed upon at the time of the sale. If we sell common units to any such sales agent as principal, we will enter into a separate terms agreement with such sales agent, and we will describe that agreement in a separate prospectus supplement or pricing supplement.

The net proceeds we receive from any sales under this prospectus supplement will be the gross proceeds received from such sales less the commissions and any other costs we may incur in offering the common units. See “Use of Proceeds” and “Plan of Distribution” for further information.

Our common units are listed on the New York Stock Exchange (“NYSE”) under the symbol “NS.” The last reported sale price of our common units on the NYSE on September 29, 2015 was $42.11 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-3 of this prospectus supplement and page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup	Barclays	BB&T Capital Markets	BNP PARIBAS	BofA Merrill Lynch
Deutsche Bank Securities	DNB Markets	J.P. Morgan	Jefferies	Mizuho Securities
MLV & Co.	MUFG	RBC Capital Markets		Scotia Howard Weil
SunTrust Robinson Humphrey	UBS Investment Bank		Wells Fargo Securities

September 30, 2015

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell our common units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of such document or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

We provide information to you about this offering of our common units in two separate documents that are bound together: (1) this prospectus supplement, which describes the specific details regarding this offering, and (2) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should carefully read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before you invest. These documents contain information you should consider when making your investment decision. None of NuStar Energy L.P., the sales agents or any of their respective representatives is making any representation to you regarding the legality of an investment in our common units by you under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of an investment in the common units.

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SUMMARY

This summary highlights information from this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the common units. We urge you to read carefully the entire prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference, and our financial statements and the notes to those statements, before making an investment decision. Please also read “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 and our subsequent filings with the SEC, which are incorporated by reference herein.

Unless the context otherwise indicates, references to “NuStar Energy,” “we,” “us,” and “our” mean NuStar Energy L.P., one or more of our consolidated subsidiaries or all of them taken as a whole, unless otherwise noted.

THE PARTNERSHIP

NuStar Energy is a publicly traded Delaware limited partnership engaged in the transportation of petroleum products and anhydrous ammonia, the terminalling and storage of petroleum products and the marketing of petroleum products. We conduct substantially all of our business through our wholly owned operating subsidiaries, NuStar Logistics, L.P. and NuStar Pipeline Operating Partnership L.P., and their respective subsidiaries.

Our operations are managed by NuStar GP, LLC, the general partner of Riverwalk Logistics, L.P., our general partner. NuStar GP, LLC is a wholly owned subsidiary of NuStar GP Holdings, LLC, a publicly traded limited liability company (NYSE: NSH).

Our principal executive offices are located at 19003 IH-10 West, San Antonio, Texas 78257, and our telephone number is (210) 918-2000. Our website is located at http://www.nustarenergy.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

THE OFFERING

Common Units Offered	Common units with an aggregate sales price of up to $500,000,000.

Use of Proceeds	We intend to use the net proceeds from this offering, after deducting the sales agent commissions and our offering expenses, to repay amounts outstanding under our revolving credit agreement, to fund capital expenditures and for general partnership purposes. Please read “Use of Proceeds.”

Affiliates of certain of the sales agents are lenders under our revolving credit agreement. To the extent we use proceeds from this offering to repay indebtedness under our revolving credit agreement, such affiliates may receive proceeds from this offering. Please read “Plan of Distribution.”

Risk Factors	Please read “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common units.

Exchange Listing	Our common units are traded on the New York Stock Exchange under the symbol “NS.”

Material Tax Considerations	For a discussion of material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Considerations” in this prospectus supplement and “Material Tax Consequences” in the accompanying prospectus.

RISK FACTORS

An investment in our common units involves risk. You should carefully read the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2014, together with all of the other information included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, when evaluating an investment in our common units.

USE OF PROCEEDS

We intend to use the net proceeds of this offering, after deducting the sales agent commissions and our offering expenses, to repay amounts outstanding under our revolving credit agreement, to fund capital expenditures and for general partnership purposes.

Affiliates of certain of the sales agents are lenders under our revolving credit agreement. To the extent we use proceeds from this offering to repay indebtedness under our revolving credit agreement, such affiliates may receive proceeds from this offering. Please read “Plan of Distribution.”

As of June 30, 2015, an aggregate of approximately $840.1 million of borrowings were outstanding under our revolving credit agreement. In addition, there were $93.2 million of letters of credit outstanding under the revolving credit agreement. The weighted average interest rate on the total amount outstanding at June 30, 2015 was 1.9%. Our revolving credit agreement matures on October 29, 2019. We use our revolving credit agreement to fund growth capital expenditures and working capital requirements and for general partnership purposes.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Tax Consequences” beginning on page 24 of the accompanying prospectus. Please also read the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent filings with the SEC for a discussion of the tax risks related to purchasing and owning our common units. You are urged to consult your own tax advisor about the federal, state, foreign and local tax consequences particular to your circumstances.

Ownership of common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and foreign investors raises issues unique to such persons. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

PLAN OF DISTRIBUTION

On September 30, 2015, we entered into an equity distribution agreement with Citigroup Global Markets Inc., Barclays Capital Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., DNB Markets, Inc., J.P. Morgan Securities LLC, Jefferies LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA, Inc., MLV & Co. LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc., UBS Securities LLC and Wells Fargo Securities, LLC as our sales agents (the “sales agents”) pursuant to which we may offer and sell common units having an aggregate offering price of up to $500,000,000 from time to time through the sales agents. We have filed the equity distribution agreement as an exhibit to a current report on Form 8-K, which is incorporated by reference in this prospectus supplement. The sales, if any, of common units made under the equity distribution agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise as agreed upon by a sales agent and us.

We will designate the maximum amount of common units to be sold through the sales agents on a daily basis or otherwise as we and the sales agents agree and the minimum price per common unit at which such common units may be sold. Subject to the terms and conditions of the equity distribution agreement, the sales agents will use their reasonable efforts to sell on our behalf all of the designated common units. We may instruct the sales agents not to sell any common units if the sales cannot be effected at or above the price designated by us in any such instruction. We or any of the sales agents may suspend the offering of common units at any time and from time to time by notifying the other party.

Under the terms of the equity distribution agreement, we also may sell our common units to one or more of our sales agents as principal for its own account at a price agreed upon at the time of sale. If we sell common units to a sales agent as principal, we will enter into a separate terms agreement with such sales agent and we will describe that agreement in a separate prospectus supplement or pricing supplement.

Settlements for sales of our common units generally are anticipated to occur on the third trading day following the date on which any sales were made in return for the payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Each sales agent will provide to us written confirmation following the close of trading on the New York Stock Exchange each day in which common units are sold under the equity distribution agreement. Each confirmation will include the number of common units sold on that day, the gross sales proceeds, the net proceeds to us (after regulatory transaction fees, if any, but before other expenses) and the compensation payable by us to such sales agent. We will report at least quarterly the number of common units sold through the sales agents under the equity distribution agreement, the net proceeds to us (before expenses) and the compensation paid by us to the sales agents in connection with the sales of the common units.

We will pay each sales agent a commission rate of up to 2.0% of the gross sales price per common unit sold through it as our agent under the equity distribution agreement. The remaining sales proceeds, after deducting any expenses payable by us, will equal our net proceeds for the sale of our common units. We have agreed to reimburse the sales agents for certain of their expenses.

If we or a sales agent have reason to believe that our common units are no longer an “actively-traded security” as defined under Rule 101(c)(l) of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that party will promptly notify the other and sales of common units pursuant to the equity distribution agreement or any terms agreement will be suspended until in our collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The offering of common units pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all common units subject to the equity distribution agreement or (2) the termination of the equity distribution agreement by us or by each of the sales agents.

In connection with the sale of the common units on our behalf, a sales agent may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the compensation paid to such sales agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agents against certain liabilities, including civil liabilities under the Securities Act.

The sales agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for us and our affiliates, for which they have received and in the future will receive customary compensation and expense reimbursement. For example, affiliates of certain of the sales agents are lenders or agents under our revolving credit agreement. Certain of those affiliates routinely hedge, and certain other of the affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, which may include the securities offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the common units offered hereby.

In addition, in the ordinary course of their various business activities, the sales agents and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers and such investment and trading activities may involve or relate to assets, securities and instruments of ours (directly, as collateral securing other obligations or otherwise) and persons and entities with relationships with us. From time to time, the sales agents and their respective affiliates may hold on behalf of themselves, or their customers, long and short positions in such assets, securities and instruments. The sales agents and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such assets, securities and instruments.

Certain of the managers may enter into agreements pursuant to which one manager may act as executing sales agent for another. In connection with the provision of these services, such managers may share any compensation received in connection with this offering as mutually agreed-upon by them.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the common units offered pursuant to this prospectus supplement. We intend to use a portion of the proceeds of this offering to repay amounts outstanding under our revolving credit agreement. Affiliates of Citigroup Global Markets Inc., Barclays Capital Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., DNB Markets, Inc., J.P. Morgan Securities LLC, Mizuho Securities USA Inc., Mitsubishi UFJ Securities (USA), Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc., UBS Securities LLC and Wells Fargo Securities, LLC are lenders under our revolving credit agreement. To the extent we use proceeds from this offering to repay indebtedness under our revolving credit agreement, such affiliates may receive proceeds from this offering. Because FINRA views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules.

Selling Restrictions

Notice to Prospective Investors in Hong Kong

The common units have not been and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong

Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

a)	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act), so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act.

Any person acquiring common units must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the common units offered in this prospectus supplement will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters will be passed upon for the sales agents by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of NuStar Energy L.P. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheets of NuStar Asphalt LLC and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows, and members’ equity for the year ended December 31, 2013 and the period from September 28, 2012 (inception) to December 31, 2012 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

NuStar Energy has filed a registration statement with the SEC under the Securities Act that registers the offer and sale of the common units covered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us. In addition, NuStar Energy files annual, quarterly and other reports and other information with the SEC. You may read and copy any document NuStar Energy files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. NuStar Energy’s SEC filings are available on the SEC’s web site at http://www.sec.gov. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by NuStar Energy with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than any portions of the respective filings that are deemed furnished and not filed with the SEC on a Current Report on Form 8-K (including exhibits related thereto) or other applicable SEC rules prior to the termination of the offering under this prospectus supplement.

•	Annual Report on Form 10-K (File No. 001-16417) for the year ended December 31, 2014, filed on February 26, 2015;

•	Quarterly Reports on Form 10-Q (File No. 001-16417) for the quarter ended March 31, 2015, filed on May 7, 2015, and for the quarter ended June 30, 2015 filed on August 6, 2015;

•	Current Reports on Form 8-K (File No. 001-16417) filed on February 2, 2015, April 24, 2015, June 19, 2015 and September 30, 2015; and

•	Registration Statement on Form 8-A (File No. 001-16417) filed on March 30, 2001.

Each of these documents is available from the SEC’s website and public reference rooms described above. Through our website http://www.nustarenergy.com, you can access electronic copies of documents NuStar Energy files with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports. Information on NuStar Energy’s website is not incorporated by reference in this prospectus supplement. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning Investor Relations, NuStar Energy L.P., at our principal executive office, which is: 19003 IH-10 West, San Antonio, Texas 78257; Telephone (210) 918-2000.

PROSPECTUS

NUSTAR ENERGY L.P.

Common Units Representing Limited Partner Interests

NuStar Energy L.P. may, in one or more offerings, offer and sell common units representing limited partner interests in NuStar Energy L.P. NuStar Energy L.P. common units are listed for trading on the New York Stock Exchange under the symbol “NS.”

This prospectus provides you with a general description of the common units we may offer. Each time we sell common units we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully this prospectus and any prospectus supplement before you invest. You should also read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information about us, including our financial statements.

Investing in our common units involves a high degree of risk. Limited partnerships are inherently different from corporations. For a discussion of the factors you should consider before deciding to purchase our securities, please see “Risk Factors,” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 2, 2015

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

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ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell the common units described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common units. Each time we sell common units, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

In this prospectus, references to “NuStar Energy,” “we,” “us” and “our” mean NuStar Energy L.P., one or more of our consolidated subsidiaries or all of them taken as a whole, unless otherwise noted.

ABOUT NUSTAR ENERGY L.P.

NuStar Energy is a publicly held Delaware limited partnership engaged in the transportation of petroleum products and anhydrous ammonia, the terminalling and storage of petroleum products and the marketing of petroleum products. We conduct substantially all of our business through our wholly owned operating subsidiaries, NuStar Logistics, L.P. and NuStar Pipeline Operating Partnership L.P., and their respective subsidiaries.

Our operations are managed by NuStar GP, LLC, the general partner of Riverwalk Logistics, L.P., our general partner. NuStar GP, LLC is a wholly owned subsidiary of NuStar GP Holdings, LLC, a publicly traded limited liability company (NYSE: NSH).

Our principal executive offices are located at 19003 IH-10 West, San Antonio, Texas 78257, and our telephone number is (210) 918-2000.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act of 1933”), regarding the common units offered hereby. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the common units in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

NuStar Energy’s website on the Internet is located at http://www.nustarenergy.com and NuStar Energy makes its periodic reports and other information filed with or furnished to the SEC available, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on NuStar Energy’s website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents filed by NuStar Energy that are listed below and any future filings made by NuStar Energy with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, excluding information deemed to be furnished and not filed with the SEC, until all the securities are sold, prior to the termination of the offerings under this prospectus:

•	Registration Statement on Form 8-A (File No. 001-16417) filed on March 30, 2001;

•	Annual Report on Form 10-K (File No. 001-16417) for the year ended December 31, 2014, filed on February 26, 2015;

•	Quarterly Report on Form 10-Q (File No. 001-16417) for the quarter ended March 31, 2015, filed on May 7, 2015; and

•	Current Reports on Form 8-K (File No. 001-16417) filed on February 2, 2015 and April 24, 2015.

Each of these documents is available from the SEC’s website and public reference rooms described above. Through our website, http://www.nustarenergy.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning Investor Relations, NuStar Energy L.P., at our principal executive office, which is: 19003 IH-10 West, San Antonio, Texas 78257; Telephone (210) 918-2000.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider the risk factors included in our most recent annual report on Form 10-K, in our quarterly reports on Form 10-Q and in our current reports on Form 8-K that are incorporated herein by reference and those that may be included in the applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference.

If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our common units could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

Some of the information contained in or incorporated by reference in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “could,” “should,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “forecast,” “budget,” “project,” “potential” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus or incorporated by reference herein, including those described in the “Risk Factors” section of our most recent annual report on Form 10-K and, to the extent applicable, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any prospectus supplement. The risk factors and other factors noted in this prospectus, any accompanying prospectus supplement or incorporated by reference herein or therein could cause our actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that certain statements contained in or incorporated by reference in this prospectus as well as some statements in periodic press releases and some oral statements made by our officials and our subsidiaries during presentations about us are “forward-looking” statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those anticipated or projected. You are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus or, in the case of forward-looking statements contained in any accompanying prospectus supplement or document incorporated by reference, the date of such accompanying prospectus supplement or document and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, NuStar Energy expects to use the net proceeds from the sale of common units for general partnership purposes, which may include, among other things:

•	the repayment of outstanding indebtedness;

•	working capital;

•	capital expenditures; and

•	acquisitions.

The actual application of proceeds we receive from the sale of any particular offering of common units using this prospectus will be described in the applicable prospectus supplement relating to such offering.

DESCRIPTION OF NUSTAR ENERGY COMMON UNITS

Number of Units

As of March 31, 2015, we had 77,866,078 common units outstanding, of which 13,244,659 are held by our general partner and its affiliates (including 2,771,366 common units held by William E. Greehey, the Chairman of NuStar GP, LLC, the general partner of our general partner). The common units represent an aggregate 98% limited partner interest in NuStar Energy and the general partner holds a 2% general partner interest in NuStar Energy.

Under our partnership agreement, there is no restriction on the ability of the general partner to issue common units or other partnership securities junior or senior to the common units.

Voting

Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group, except our general partner, owns beneficially 20% or more of all common units, the common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement.

Removal of our general partner requires:

•	a vote of not less than a majority of all outstanding common units, excluding the common units held by affiliates of our general partner; and

•	the election of a successor general partner by the holders of a majority of the outstanding common units, excluding the units held by affiliates of our general partner.

Listing

Our outstanding common units are listed on The New York Stock Exchange (“NYSE”) under the symbol “NS.” Any additional common units we issue will also be listed on the NYSE.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Investor Services, LLC.

CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 45 days after the end of each quarter, NuStar Energy will distribute all of its available cash to its partners of record on the applicable record date.

Definition of Available Cash

Available cash is defined in NuStar Energy’s partnership agreement and generally means, with respect to any fiscal quarter, the sum of all cash and cash equivalents on hand at the end of such quarter, plus any working capital borrowings made subsequent to the end of such quarter, less the amount of any cash reserves that NuStar Energy’s general partner deems necessary or appropriate to:

•	provide for the proper conduct of NuStar Energy’s business, including reserves for future capital expenditures and anticipated credit needs;

•	comply with applicable law or any debt instrument or other agreement or obligation; or

•	provide funds for distributions with respect to any one or more of the next four fiscal quarters.

Intent to Distribute the Minimum Quarterly Distribution

NuStar Energy’s policy is, to the extent it has sufficient available cash from operating surplus, as defined below, to distribute to each common unit at least the minimum quarterly distribution of $0.60 per quarter or $2.40 per year. However, there is no guarantee that NuStar Energy will pay the minimum quarterly distribution on the common units in any quarter and NuStar Energy may be prohibited from making any distributions to unitholders if it would cause an event of default under the terms of NuStar Energy’s indebtedness.

Operating Surplus and Capital Surplus

General

Cash distributions are characterized as distributions from either operating surplus or capital surplus. NuStar Energy distributes available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus

Operating surplus is defined in NuStar Energy’s partnership agreement and generally means, with respect to any period ending prior to the dissolution of NuStar Energy:

•	$10 million plus all cash and cash equivalents on hand as of the close of business on April 16, 2001, the closing date of its initial public offering of its common units;

•	plus all cash receipts since April 16, 2001, other than from interim capital transactions such as borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirements or replacements of assets;

•	plus all cash receipts resulting from working capital borrowings after the end of such period but on or before the date of determination of the operating surplus for such period;

•	less all operating expenditures since April 16, 2001; and

•	less the amount of cash reserves that NuStar Energy’s general partner deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus

Capital surplus of NuStar Energy will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

To avoid the difficulty of trying to determine whether the available cash that NuStar Energy distributes is from operating surplus or from capital surplus, all available cash that NuStar Energy distributes on any date from any source is treated as a distribution of cash from operating surplus until the sum of all available cash theretofore distributed equals the operating surplus calculated as of the end of the fiscal quarter with respect to which such distribution is being made. Any remaining amounts of available cash distributed on such date will be treated as cash from capital surplus and will be distributed accordingly.

If at any time (i) a hypothetical holder of a common unit acquired on April 16, 2001 has received distributions of available cash from capital surplus in an aggregate amount equal to the $24.50 initial public offering price of the common units, and (ii) each common unit then outstanding has received an amount equal to any cumulative arrearage existing with respect to the common units, then the distinction between operating surplus and capital surplus will cease, and all subsequent distributions of available cash will be treated as distributions of cash from operating surplus and will be distributed accordingly. To date there have been no distributions from capital surplus, and NuStar Energy does not anticipate that there will be significant distributions from capital surplus in the future.

Distributions of Available Cash from Operating Surplus

NuStar Energy will make distributions of available cash from operating surplus as follows:

•	first, 98% to the unitholders, pro rata, and 2% to the general partner, until NuStar Energy has distributed for each outstanding unit an amount equal to the minimum quarterly distribution of $0.60 for that quarter;

•	second, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, and 2% to the general partner, until NuStar Energy has distributed with respect to each unit then outstanding an amount equal to the excess of the first target distribution ($0.66 per unit) over the minimum quarterly distribution; and

•	thereafter, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to the general partner.

If the minimum quarterly distribution and the first target distribution have been reduced to zero under the terms of the partnership agreement, then any distribution of available cash from operating surplus will be made solely in accordance with the final bullet point above.

The minimum quarterly distribution and the first target distribution are subject to adjustment as described below in “—Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels.”

Distributions of Available Cash from Capital Surplus

How Distributions from Capital Surplus are Made

NuStar Energy makes distributions of available cash from capital surplus in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until a hypothetical holder of a common unit acquired on April 16, 2001 has received an aggregate amount equal to the $24.50 initial public offering price of the common units;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until there has been distributed with respect to each common unit then outstanding an amount equal to any cumulative arrearage existing with respect to the common units; and

•	thereafter, all distributions of available cash from capital surplus will be distributed as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

NuStar Energy’s partnership agreement treats a distribution of cash from capital surplus on a common unit as the repayment of the initial public offering price of such common unit, which is a return of capital. The initial public offering price less any distributions of cash from capital surplus per common unit is referred to as “unrecovered initial unit price” or “unrecovered capital.” Each time a distribution of cash from capital surplus is made on a common unit, the minimum quarterly distribution and the first target distribution for all units will be reduced in the same proportion as the corresponding reduction in the unrecovered capital. Because distributions of cash from capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for NuStar Energy’s general partner to receive incentive distributions. However, any distribution by NuStar Energy of capital surplus before the unrecovered capital is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

If at any time NuStar Energy makes a distribution of cash from capital surplus in an amount equal to the then current unrecovered capital, the minimum quarterly distribution and the first target distribution will be reduced to zero. As a result, all future distributions will be made from operating surplus, with 75% being paid to all unitholders, pro rata, 23% to the general partner as the holder of incentive distribution rights, pro rata, and 2% to the general partner.

Incentive Distribution Rights

Incentive distribution rights are non-voting limited partner interests that were issued to NuStar Energy’s general partner in connection with the transfer of its general partnership interest in the operating partnership to NuStar Energy. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution has been achieved. The general partner as the holder of incentive distribution rights is paid in the manner described in “—Distributions of Available Cash from Operating Surplus” above.

Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels

NuStar Energy’s minimum quarterly distribution is $0.60 per unit, subject to adjustment. NuStar Energy’s first target distribution is $0.66 per unit, subject to adjustment. NuStar Energy has no other target distribution levels.

In addition to reductions of the minimum quarterly distribution and first target distribution level made upon a distribution of available cash from capital surplus, as described above, if NuStar Energy distributes units to its unitholders, combines its units into fewer units or subdivides its units into a greater number of units, NuStar Energy will proportionately adjust:

•	the minimum quarterly distribution;

•	the first target distribution level;

•	any common unit arrearage;

•	any cumulative common unit arrearage; and

•	the unrecovered capital.

For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, the first target distribution level, any common unit arrearage, any cumulative common unit arrearage and the unrecovered capital of the common units would each be reduced to 50% of its initial level.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes NuStar Energy and/or the operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, then NuStar Energy will reduce the then-applicable minimum quarterly distribution and the first target distribution level by multiplying the same by one minus the sum of (a) the highest marginal federal corporate (or other) income tax rate that could apply plus (b) any increase in the effective overall state and local income tax rates. For example, if NuStar Energy became subject to a maximum effective federal, state and local income tax rate of 35%, then the minimum quarterly distribution and the first target distribution level would each be reduced to 65% of their previous levels.

Distributions of Cash Upon Liquidation

If NuStar Energy dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called a liquidation, and the partner’s capital account balances will be adjusted to reflect any resulting gain or loss. NuStar Energy will first apply the proceeds of liquidation to the payment of its creditors (including partners) in the order of priority provided in the partnership agreement and by law and, thereafter, it will distribute any remaining proceeds to its partners in accordance with, and to the extent of, the positive balances in their respective capital accounts, as adjusted. The manner of adjustment of capital accounts is set forth in NuStar Energy’s partnership agreement.

Manner of Adjustments for Gain

Upon its liquidation, NuStar Energy will allocate any net gain (or unrealized gain attributable to assets distributed in kind to the partners) in the following manner:

•	first, to each partner having a negative balance in its capital account, in the proportion that such negative balance bears to the total negative balances of all partners, until each partner has been allocated net gain equal to its negative balance;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit then outstanding is equal to the sum of:

•	the unrecovered capital with respect to such common unit;

•	the amount of any unpaid minimum quarterly distribution for the quarter during which the liquidation occurs; and

•	the amount of any cumulative arrearage existing with respect to the common units;

•	third, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until the capital account for each common unit then outstanding is equal to the sum of:

•	the unrecovered capital with respect to each common unit;

•	the amount of any unpaid minimum quarterly distribution for the quarter during which the liquidation occurs;

•	the amount of any cumulative arrearage existing with respect to the common units; and

•	the excess of (a) the first target distribution less the minimum quarterly distribution for each quarter of the partnership’s existence, over (b) the cumulative per unit amount of any distributions of available cash from operating surplus that were distributed 90% to all unitholders, pro rata, 8% to the holders of incentive distribution rights, pro rata, and 2% to the general partner; and

•	thereafter, 75% to all unitholders, pro rata, 23% to the holders of incentive distribution rights, pro rata, and 2% to the general partner.

Manner of Adjustments for Losses

Upon its liquidation, NuStar Energy will allocate any loss in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit has been reduced to zero; and

•	thereafter, 100% to the general partner.

Adjustments to Capital Accounts

In addition, interim adjustments to capital accounts will be made at the time NuStar Energy issues additional partnership interests or makes distributions of property. Such adjustments will be based on the fair market value of the partnership interests or the property distributed and any gain or loss resulting therefrom will be allocated to the partners in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional partnership interests in NuStar Energy, distributions of property by NuStar Energy, or upon NuStar Energy’s liquidation, will be allocated in a manner which results, to the extent possible, in the capital account balances of the general partner equaling the amount that would have been the general partner’s capital account balances if no prior positive adjustments to the capital accounts had been made.

Distribution Stopper Pursuant to 7.625% Fixed-to-Floating Rate Subordinated Notes

On January 22, 2013, NuStar Logistics L.P. issued $402.5 million of 7.625% fixed-to-floating rate subordinated notes due January 15, 2043 (the “Subordinated Notes”). The Subordinated Notes are fully and unconditionally guaranteed on an unsecured and subordinated basis by NuStar Energy and NuStar Pipeline Operating Partnership L.P.

In accordance with the terms of the notes, NuStar Logistics L.P. may elect to defer interest payments on the Subordinated Notes on one or more occasions for up to five consecutive years. Deferred interest will accumulate at a rate equal to the interest rate then applicable to the Subordinated Notes until paid. If NuStar Logistics L.P. elects to defer interest payments, NuStar Energy cannot declare or make cash distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, its common units during the period interest is deferred.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the NuStar Energy partnership agreement and is qualified by reference to NuStar Energy’s partnership agreement, which is included as an exhibit to the registration statement of which this prospectus constitutes a part.

Organization and Duration

NuStar Energy was organized in December 1999 and will continue until dissolved under the terms of its partnership agreement.

Purpose

NuStar Energy’s stated purposes under its partnership agreement are to serve as a partner of its operating partnerships and to engage in any business activities that may be engaged in by its operating partnerships or that are approved by the general partner, provided that the general partner must reasonably determine that such activity generates or enhances the operations of an activity that generates “qualifying income,” as this term is defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

NuStar Energy’s general partner is authorized in general to perform all acts deemed necessary to carry out NuStar Energy’s purposes and to conduct NuStar Energy’s business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to the general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for the qualification, continuance or dissolution of NuStar Energy. The power of attorney also grants the general partner and the liquidator the authority to amend the partnership agreement, and to make consents and waivers under the partnership agreement.

Capital Contributions

NuStar Energy’s unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of NuStar Energy’s business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware law”), and that he otherwise acts in conformity with the provisions of NuStar Energy’s partnership agreement, his liability under the Delaware law will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to NuStar Energy for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the NuStar Energy limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of NuStar Energy’s business for the purposes of the Delaware law, then the limited partners could be held personally liable for NuStar Energy’s obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with NuStar Energy who reasonably believe that the limited partner is a general partner.

Neither NuStar Energy’s partnership agreement nor the Delaware law specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware law, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware law provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware law provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware law shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

NuStar Energy’s operating subsidiaries conduct business or own assets in the United States, Canada, Mexico, the Netherlands, including St. Eustatius in the Caribbean and the United Kingdom. Maintenance of NuStar Energy’s limited liability as a limited partner or member, respectively, of its operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiary conducts business. Limitations on the liability of limited partners or members for the obligations of a limited partner or member have not been clearly established in many jurisdictions. If it were determined that NuStar Energy was, by virtue of NuStar Energy’s ownership interest in the operating subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace NuStar Energy’s general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of NuStar Energy’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for NuStar Energy’s obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. NuStar Energy will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

NuStar Energy’s partnership agreement authorizes NuStar Energy to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of any limited partners.

It is possible that NuStar Energy will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units NuStar Energy issues will be entitled to share equally with the then-existing holders of common units in NuStar Energy’s distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in NuStar Energy’s net assets.

There are no restrictions under the partnership agreement on the ability of the general partner to issue common units or other partnership securities junior or senior to the common units.

In accordance with Delaware law and the provisions of the partnership agreement, NuStar Energy may also issue additional partnership securities that, in the sole discretion of the general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in NuStar Energy. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that NuStar Energy issues those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the common units.

We refer to the voting provision described above as a “unit majority.”

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by NuStar Energy to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

•	change the term of NuStar Energy;

•	provide that NuStar Energy is not dissolved upon an election to dissolve NuStar Energy by the general partner that is approved by the holders of a majority of the outstanding common units; or

•	give any person the right to dissolve NuStar Energy, other than the general partner’s right to dissolve NuStar Energy with the approval of the holders of a majority of the outstanding common units.

The provision of the partnership agreement preventing the amendments having the effects described in the five bullets above can be amended upon the approval of the holders of at least 90% of the outstanding common units voting together as a single class.

No Unitholder Approval

The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in the name of NuStar Energy, the location of the principal place of business of NuStar Energy, the registered agent or the registered office of NuStar Energy;

•	the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

•	a change that, in the sole discretion of the general partner, is necessary or advisable to qualify or continue the qualification of NuStar Energy as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither NuStar Energy nor NuStar Logistics will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of counsel to NuStar Energy, to prevent NuStar Energy, the general partner, NuStar GP, LLC, or any of the directors, officers, agents or trustees of NuStar GP, LLC from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	subject to the limitations on the issuance of additional common units or other limited or general partner interests described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional limited or general partner interests;

•	any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•	any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by NuStar Energy of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

•	a change in the fiscal year or taxable year of NuStar Energy and related changes; and

•	any other amendments substantially similar to any of the matters described above.

In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of NuStar Energy and the limited partners;

•	are necessary or advisable for any action taken by the general partner relating to splits or combinations of common units under the provisions of the partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in NuStar Energy being treated as an entity for federal income tax purposes if one of the amendments described above under “—Amendment of the Partnership Agreement” should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the common units unless NuStar Energy obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in

NuStar Energy or cause NuStar Energy or its operating subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of common units will require the approval of at least a majority of the type or class of common units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger/Consolidation

A merger or consolidation of NuStar Energy requires the prior approval of NuStar Energy’s general partner. The general partner must also approve the merger agreement, which must include certain information as set forth in NuStar Energy’s partnership agreement. Once approved by the general partner, the merger agreement must be submitted to a vote of NuStar Energy’s limited partners, and the merger agreement will be approved upon receipt of the affirmative vote or consent of the holders of a unit majority (unless the affirmative vote of the holders of a greater percentage is required under the merger agreement or Delaware law). Under the partnership agreement, a unit majority consists of at least a majority of the outstanding common units.

Disposal of Assets

Except in connection with a dissolution and liquidation of the partnership or a duly approved merger, NuStar Energy’s general partner may not (a) sell, exchange or otherwise dispose of all or substantially all of NuStar Energy’s assets in a single transaction or a series of related transactions, or (b) approve on behalf of the partnership the sale, exchange or other disposition of all or substantially all of the assets of the operating partnership without the approval of the holders of a unit majority. However, the general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the partnership or operating partnership without the approval of the unitholders. In addition, the general partner may sell any or all of the assets of the partnership or operating partnership in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of the unitholders.

Termination and Dissolution

NuStar Energy will continue in existence as a limited partnership until terminated in accordance with its partnership agreement. NuStar Energy will dissolve upon:

•	the election of the general partner to dissolve NuStar Energy, if approved by the holders of common units representing a unit majority;

•	the sale, exchange or other disposition of all or substantially all of the assets and properties of NuStar Energy;

•	the entry of a decree of judicial dissolution of NuStar Energy; or

•	the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of common units representing a unit majority may also elect, within specific time limitations, to reconstitute NuStar Energy and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of common units representing a unit majority, subject to receipt by NuStar Energy of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither NuStar Energy, the reconstituted limited partnership, nor any operating subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon its dissolution, unless NuStar Energy is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up NuStar Energy’s affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate NuStar Energy’s assets and apply the proceeds of the liquidation as provided in “Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of NuStar Energy’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

NuStar Energy’s general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. In addition, the partnership agreement permits the general partner to sell or otherwise transfer all of its general partner interest in NuStar Energy without the approval of the unitholders. Please read “—Transfer of General Partner Interests.”

Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer of all or a part of its general partner interest in NuStar Energy, the holders of common units representing a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, NuStar Energy will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units agree in writing to continue the business of NuStar Energy and to appoint a successor general partner. Please read “—Termination and Dissolution.”

If the general partner withdraws under circumstances where such withdrawal does not violate the partnership agreement, and a successor general partner is elected under the terms of the partnership agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests and incentive distribution rights for cash. If the general partner withdraws under circumstances where such withdrawal does violate the partnership agreement, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner. If such general partner interests and incentive distribution rights are not purchased by the successor general partner, they will be converted into common units.

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than a majority of the outstanding common units, and NuStar Energy receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units.

If the general partner is removed under circumstances where cause does not exist, and a successor general partner is elected under the partnership agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests and incentive distribution rights for cash. If the general partner is removed under circumstances where cause does exist, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner. If the general partner interests and incentive distribution rights are not purchased by the successor general partner, they will be converted into common units.

“Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as the general partner.

Withdrawal or removal of the general partner of NuStar Energy also constitutes withdrawal or removal of the general partner of NuStar Logistics.

In addition, NuStar Energy will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for the benefit of NuStar Energy.

Transfer of General Partner Interests

NuStar Energy’s general partner may transfer all or any part of its general partner interest in NuStar Energy without unitholder approval.

No transfer by NuStar Energy’s general partner of all or any part of its general partner interest is permitted unless (a) the transferee agrees to assume the rights and duties of the general partner and be bound by the partnership agreement and (b) the partnership receives an opinion of counsel regarding limited liability and tax matters.

Change of Management Provisions

NuStar Energy’s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change management, including the following:

•	any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner and its affiliates, cannot be voted on any matter; and

•	the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about the partnership’s operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right

If at any time NuStar Energy’s general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, the general partner will have the right (which right it may assign and transfer to the partnership or any affiliate of the general partner) to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests to be purchased by the general partner will be selected by the general partner, and the general partner must mail notice of its election to purchase the interests to the holders of such interests at least 10 but not more than 60 days prior to the purchase date. The purchase price in the event of a purchase under these provisions would be the greater of (a) the current market price (as defined in the partnership agreement) of the limited partner interests of that class as of the date three days prior to the date the general partner mails notice of its election to purchase the interests and (b) the highest price paid by the general partner or any of its affiliates for any limited partner interest of that class purchased within the 90 days preceding the date the general partner mails notice of its election to purchase the interests.

Meetings; Voting

Special meetings of NuStar Energy’s limited partners may be called by the general partner or by limited partners owning 20% or more of the outstanding limited partner interests of the class or classes for which a meeting is proposed. The general partner must send notice of any meeting to the limited partners, and a meeting may not be held less than 10 days nor more than 60 days after the mailing of the notice. For the purpose of determining the limited partners entitled to notice of, and to vote at, a meeting of the limited partners (or to give written approvals without a meeting as described below), the general partner will set a record date, which may not be less than 10 nor more than 60 days before the date of the meeting (or the date by which the limited partners are requested to submit written approvals). Only record holders of limited partner interests on such record date are entitled to notice of, and to vote at, a meeting of the limited partners (or to vote on any action to be taken without a meeting).

If authorized by the general partner, any action that may be taken at a meeting of limited partners may be taken without a meeting by obtaining approval in writing of the necessary percentage of the limited partners that would be required to authorize or take the action at a meeting of the limited partners.

Each record holder of a limited partner interest has a vote according to his percentage interest in the partnership. Limited partner interests held for a person’s account by another person (such as a broker, dealer, or bank), in whose name such limited partner interests are registered, will be voted by such other person in favor of, and at the direction of, the beneficial owner unless the arrangement between such persons provides otherwise. Representation in person or by proxy of a majority of the outstanding limited partner interests of the class or classes for which a meeting has been called will constitute a quorum at such meeting (unless a particular action by the limited partners requires approval by a greater percentage of limited partner interests, in which case the quorum shall be such greater percentage). At any meeting at which a quorum is present, the act of the limited partners holding a majority of the outstanding limited partner interests entitled to vote at the meeting will be deemed to be the act of all the limited partners, unless a greater or different percentage is required under the partnership agreement, in which case the act of the limited partners holding such greater or different percentage of the outstanding limited partner interests will be required.

NuStar Energy unitholders have no right to elect NuStar Energy’s general partner on an annual or other continuing basis. NuStar Energy’s partnership agreement explicitly authorizes the general partner to issue partnership securities having special or superior voting rights without the consent of the limited partners.

Transfer of Units and Status as a Limited Partner or Assignee

No transfer of NuStar Energy limited partner interests will be recognized by the partnership unless certificate(s) representing those limited partnership interests are surrendered and such certificates are accompanied by a duly executed transfer application. Each transferee of NuStar Energy limited partner interests must execute a transfer application whereby the transferee, among other things, requests admission as a substituted limited partner, makes certain representations, executes and agrees to comply with and be bound by the partnership agreement, and gives the consents and approvals and makes the waivers contained in the partnership agreement. Transferees may hold common units in nominee accounts.

Once a transferee has executed and delivered a transfer application in accordance with the partnership agreement, the transferee becomes an assignee. An assignee becomes a limited partner upon the consent of the general partner and the recordation of the name of the assignee on NuStar Energy’s books and records. Such consent may be withheld in the sole discretion of the general partner. An assignee, pending its admission as a substituted limited partner, is entitled to an interest in NuStar Energy equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. NuStar Energy’s general partner will vote and exercise, at the written direction of the assignee, other powers attributable to limited partner interests owned by an assignee who has not become a substituted limited partner.

Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of limited partner interests and will not receive distributions, federal income tax allocations or reports furnished to record holders of limited partner interests. The only right such transferees will have is the right to admission as a substituted limited partner upon execution of a transfer application, subject to the approval of the general partner. A nominee or broker who has executed a transfer application with respect to limited partner interests held in street name or nominee accounts will receive distributions and reports pertaining to such limited partner interests.

Non-Citizen Assignees; Redemption

If NuStar Energy is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that NuStar Energy has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, NuStar Energy may redeem the common units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon NuStar Energy’s liquidation.

Indemnification

Under the partnership agreement, in most circumstances, NuStar Energy will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	the general partner;

•	any departing general partner;

•	any person who is or was an affiliate of the general partner or any departing general partner;

•	any person who is or was a partner, officer, director, employee, agent, or trustee of the general partner, NuStar GP, LLC, or departing general partner or any affiliate of the general partner, NuStar GP, LLC, or departing general partner; or

•	any person who is or was serving at the request of the general partner or departing general partner or any affiliate of the general partner or departing general partner as an officer, director, employee, member, partner, agent, or trustee of another person.

Any indemnification under these provisions will only be out of NuStar Energy’s assets. Unless it otherwise agrees in its sole discretion, the general partner shall not be personally liable for any of NuStar Energy’s indemnification obligations, nor have any obligation to contribute or loan funds or assets to NuStar Energy to enable NuStar Energy to effectuate indemnification. NuStar Energy is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether NuStar Energy would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

The general partner is required to keep appropriate books of NuStar Energy’s business at NuStar Energy’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, NuStar Energy’s fiscal year is the calendar year.

NuStar Energy will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by its registered public accounting firm. Except for its fourth quarter, NuStar Energy will also furnish or make available summary financial information within 90 days after the close of each quarter.

NuStar Energy will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. NuStar Energy’s ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying it with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies NuStar Energy with information.

Right to Inspect NuStar Energy’s Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of NuStar Energy’s tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of NuStar Energy’s business and financial condition; and

•	any other information regarding NuStar Energy’s affairs as is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in NuStar Energy’s best interests or which NuStar Energy is required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, NuStar Energy has agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Riverwalk Logistics, L.P. as the general partner of NuStar Energy. NuStar Energy is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

Riverwalk Logistics, L.P. (“Riverwalk Logistics”) the general partner of NuStar Energy, has a legal duty to manage NuStar Energy in a manner beneficial to NuStar Energy’s unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary” duty. However, because Riverwalk Logistics is indirectly owned by NuStar GP Holdings, LLC (“NuStar GP Holdings”), the officers and directors of Riverwalk Logistics’ general partner, NuStar GP, LLC, also have fiduciary duties to manage the business of Riverwalk Logistics in a manner beneficial to NuStar GP Holdings and its public unitholders. As a result of this relationship, conflicts of interest may arise between NuStar Energy’s general partner and its affiliates, including NuStar GP Holdings’ public unitholders, on the one hand, and NuStar Energy and its limited partners, including the public unitholders, on the other hand.

NuStar Energy’s partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to NuStar Energy in resolving conflicts of interest. In effect, these provisions limit the general partner’s fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between the general partner or its affiliates, on the one hand, and NuStar Energy or any other partner, on the other hand, the general partner will resolve that conflict.

Resolution of Conflicts of Interest

The general partner will not be in breach of its obligations under the partnership agreement or its duties to NuStar Energy or the unitholders if the resolution of the conflict is considered to be fair and reasonable to NuStar Energy. Any resolution is considered to be fair and reasonable to NuStar Energy if that resolution is:

•	approved by a conflicts committee consisting of three independent directors of NuStar GP, LLC, although no party is obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

•	on terms no less favorable to NuStar Energy than those generally being provided to or available from unrelated third parties; or

•	fair to NuStar Energy, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to NuStar Energy.

In resolving a conflict, the general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

•	the relative interests of the parties involved in the conflict or affected by the action;

•	any customary or accepted industry practices or historical dealings with a particular person or entity; and

•	generally accepted accounting principles and other factors it considers relevant, if applicable.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by the general partner may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of the general partner regarding:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, decrease or increase of reserves in any quarter.

In addition, borrowings by NuStar Energy do not constitute a breach of any duty owed by the general partner to the unitholders, including borrowings that have the purpose or effect of enabling the general partner to receive distributions or the incentive distribution rights.

The partnership agreement provides that NuStar Energy may borrow funds from the general partner and its affiliates. The general partner and its affiliates may not borrow funds from NuStar Energy.

We rely on the employees of the general partner and its affiliates.

We do not have any officers and rely primarily on officers and employees of NuStar GP, LLC, and its affiliates. Affiliates of the general partner may conduct businesses and activities of their own in which we have no economic interest. In the future, if these separate activities were significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to the general partner and NuStar GP, LLC.

We reimburse NuStar GP, LLC for expenses and costs incurred on our behalf.

Under our partnership agreement, we reimburse NuStar Energy’s general partner and its affiliates for costs incurred in managing and operating NuStar Energy and its subsidiaries. The partnership agreement provides that the general partner will determine the expenses that are allocable to it in any reasonable manner determined by the general partner in its sole discretion.

The general partner intends to limit its liability regarding NuStar Energy’s obligations.

The general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to all or particular assets of NuStar Energy, and not against the general partner or its assets. NuStar Energy’s partnership agreement provides that any action taken by the general partner to limit its liability is not a breach of the general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of the general partner and its affiliates under agreements with NuStar Energy.

Any agreements between NuStar Energy on the one hand, and the general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from NuStar Energy, the right to enforce the obligations of the general partner and its affiliates in favor of NuStar Energy. Therefore, the general partner, in its capacity as the general partner of NuStar Energy, will be primarily responsible for enforcing these obligations.

Contracts between NuStar Energy, on the one hand, and the general partner and its affiliates, on the other, are not the result of arm’s-length negotiations.

Neither the NuStar Energy partnership agreement nor any of the other agreements, contracts and arrangements between NuStar Energy, on the one hand, and the general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Common units are subject to the general partner’s limited call right.

The general partner may exercise its right to call and purchase common units as provided in NuStar Energy’s partnership agreement or assign this right to one of its affiliates or to us. The general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a consequence, a common unitholder may have his common units purchased from him at an undesirable time or price.

NuStar GP Holdings may compete with NuStar Energy.

NuStar Energy entered into a Non-Compete Agreement with NuStar GP Holdings on July 19, 2006. Under the Non-Compete Agreement, NuStar GP Holdings has a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. NuStar Energy has a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither NuStar Energy nor NuStar GP Holdings are prohibited from engaging in any business, even if NuStar Energy and NuStar GP Holdings would have a conflict of interest with respect to such other business opportunity.

Fiduciary duties owed to unitholders by the general partner are prescribed by law and NuStar Energy’s partnership agreement.

The general partner is accountable to NuStar Energy and its unitholders as a fiduciary. These limited fiduciary duties are very different from the more familiar duties of a corporate board of directors, which must always act in the best interests of the corporation and its stockholders.

Fiduciary Duties

Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, generally requires a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, generally prohibits a general partner from taking any action or engaging in any transaction where a conflict of interest is present. The Delaware law generally provides that a limited partner may institute legal action on a partnership’s behalf to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

The Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by a general partner to limited partners and the partnership.

Fiduciary standards may be modified by the NuStar Energy partnership agreement. NuStar Energy’s partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by the general partner. The following is a summary of the material restrictions of the fiduciary duties owed by the general partner to the limited partners:

The partnership agreement contains provisions that waive or consent to conduct by the general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits the general partner to make a number of decisions in its “sole discretion,” such as:

•	the incurrence of indebtedness;

•	the acquisition or disposition of assets, except for the disposition of all of the assets of the partnership which requires unitholder approval;

•	the negotiation of any contracts;

•	the disposition of partnership cash; and

•	the purchase or disposition of partnership securities, other than issuance of securities senior to the common units.

Sole discretion entitles the general partner to consider only the interests and factors that it desires and it does not have a duty or obligation to give any consideration to any interest of, or factors affecting, NuStar Energy, its affiliates or any limited partner, including the public unitholders. Other provisions of NuStar Energy’s partnership agreement provide that the general partner’s actions must be carried out in its reasonable discretion.

The partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to NuStar Energy under the factors previously set forth. In determining whether a transaction or resolution is “fair and reasonable” the general partner may consider interests of all parties involved, including its own. Unless the general partner has acted in bad faith, the action taken by the general partner will not constitute a breach of its fiduciary duty.

In addition to the other more specific provisions limiting the obligations of the general partner, the partnership agreement further provides that the general partner and the officers and directors of NuStar GP, LLC will not be liable for monetary damages to NuStar Energy, the limited partners or assignees for errors of judgment or for any acts or omissions if the general partner and those other persons acted in good faith.

NuStar Energy is required to indemnify the general partner and NuStar GP, LLC and their officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the general partner and NuStar GP, LLC or these other persons. This indemnification is required if the general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than the general partner) not opposed to, the best interests of NuStar Energy. Indemnification is required for criminal proceedings if the general partner and NuStar GP, LLC or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, the general partner and NuStar GP, LLC could be indemnified for their negligent acts if they met these requirements concerning good faith and the best interests of NuStar Energy.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, counsel to our general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us,” “we” or “NuStar Energy” are references to NuStar Energy L.P.

The following discussion does not address all federal income tax matters affecting us or the unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons, (including, without limitations, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (“IRAs”), real estate investment trusts (“REITs”), employee benefit plans or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments, to a limited extent, on state, local and foreign tax consequences. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of the common units.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us and our general partner.

No ruling has been or will be requested from the IRS regarding our status as a partnership for federal income tax purposes or any matter affecting prospective unitholders. Instead, we will rely on opinions and advice of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available to pay distributions to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the mining, exploration, production, refining, processing, transportation, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale or other disposition of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes. Instead, we will rely on the opinion of Andrews Kurth LLP on such matters. It is the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating partnerships will be disregarded as entities separate from us or classified as partnerships for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

(a)	Neither we nor any of our operating partnerships has elected nor will elect to be treated as a corporation; and

(b)	For each taxable year, more than 90% of our gross income has been and will be income that counsel has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unitholders and us except to the extent that our liabilities exceed the tax bases of our assets at that time. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on Andrews Kurth LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of NuStar Energy will be treated as partners of NuStar Energy for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of NuStar Energy for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Items of our income, gain, loss or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in NuStar Energy for federal income tax purposes. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in NuStar Energy for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. Subject to the discussion below under “—Entity-Level Collections,” we do not pay any federal income tax. Instead, each unitholder is required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our non-recourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having then exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our non-recourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our non-recourse liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our non-recourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our non-recourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder, estate, trust or certain closely held corporate unitholders, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased provided that such losses are otherwise allowable. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our non-recourse liabilities, reduced by (a) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop-loss agreement or other similar arrangement and (b) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our non-recourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner. Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (i) the difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us, together referred to in this discussion as the “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” The effect of these allocations to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax basis of Contributed Property was equal to its fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) allocations,” similar to the Section 704(c) allocations described above, will be made to all persons who are holders of partnership interests immediately prior to such issuance or other transaction to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election,” “—Uniformity of Units” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated as a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Andrews Kurth LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. However, these rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, on certain net investment income earned by individuals, estates and trusts is imposed. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election applies to a person who purchases units from a selling unitholder but does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of the property, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Andrews Kurth LLP is unable to opine as to whether our method for depreciating Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending within or with his taxable year. In addition, a unitholder who has a taxable year different than our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. We use the tax basis of our assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us immediately prior to the time we issue units in an offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in-service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our non-recourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder’s share of our non-recourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum U.S. federal income tax rate applicable to long-term capital gains. However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income each year. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notification, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a 12-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and is granted relief from the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the fiscal year notwithstanding that two partnership tax years result from the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of that property, or treat that portion as nonamortizable, to the extent attributable to property which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders.

Our counsel, Andrews Kurth LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. We do not believe these allocations will affect any material items of income, gain, loss or deduction. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain permitted sources. The American Jobs Creation Act of 2004 generally treats net income from the ownership of publicly traded partnerships as derived from such a permitted source. We anticipate that all of our net income will be treated as derived from such a permitted source.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a one percent profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish the following information to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	a statement regarding whether the beneficial owner is:

1.	a person that is not a U.S. person;

2.	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3.	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority;” or

(2)	as to which there is a reasonable basis if the pertinent facts of that position are adequately disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” but we believe that neither we nor our investments, plans or arrangements constitute a tax shelter.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any proposed legislation could potentially affect us and may, if enacted, be applied retroactively. We are unable to predict whether any such legislation will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

Registration as a Tax Shelter. We registered as a “tax shelter” under the law in effect at the time of our initial public offering and were assigned a tax shelter registration number. Issuance of a tax shelter registration number to us does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The term “tax shelter” has a different meaning for this purpose than under the penalty rules described above at “—Accuracy-Related Penalties.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, a unitholder likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which a unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign tax returns, as well as U.S. federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign or alternative minimum tax consequences of an investment in us.

INVESTMENT IN NUSTAR ENERGY BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations to the extent that the investments by these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), restrictions imposed by Section 4975 of the Internal Revenue Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, certain qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts (“IRAs”) or annuities and other accounts established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Plans that are governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Internal Revenue Code) and non-U.S. plans are not subject to the requirements of ERISA or Section 4975 of the Internal Revenue Code but may be subject to similar prohibitions under other applicable Similar Laws.

Incident to making an investment in us, among other things, consideration should be given by an employee benefit plan or other arrangement that is subject to Similar Laws (each of which we refer to as a “Plan”) to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, that Plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the Plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences—Tax-Exempt Organizations and Other Investors” beginning on page 60; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

In addition, the person who has discretionary authority or control over the management or disposition of the assets of a Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit certain employee benefit plans, and Section 4975 of the Internal Revenue Code prohibits IRAs and certain other arrangements, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the Plan that is covered by ERISA or the Internal Revenue Code. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code. In the case of an IRA, the occurrence of a prohibited transaction could cause the IRA to lose its tax-exempt status.

The U.S. Department of Labor regulations, as amended by Section 3(42) of ERISA, provide guidance with respect to whether the assets of an entity in which employee benefit plans or other arrangements described above acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans or other arrangements described above are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•	less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans or arrangements subject to ERISA or Section 4975 of the Code.

We expect that our assets should not be considered “plan assets” under these regulations because the investment in our common units will satisfy the requirements in the first bullet point above.

The foregoing discussion is general in nature and not intended to be all-inclusive. Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences of such purchase under ERISA, the Internal Revenue Code and other Similar Laws in light of possible personal liability for any breach of fiduciary duties and the imposition of serious penalties on persons who engage in prohibited transactions under ERISA, the Internal Revenue Code or other Similar Laws. The acquisition, holding and, to the extent relevant, disposition of common units by any Plan is in no respect by us or any of our affiliates or representatives a determination or representation that such an investment meets all relevant legal requirements with respect to investments by such Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

PLAN OF DISTRIBUTION

We may use this prospectus, any accompanying prospectus supplement and any related free writing prospectus to sell the common units from time to time in one or more transactions as follows: (1) through agents, (2) through underwriters or dealers, (3) directly to one or more purchasers, (4) pursuant to delayed delivery contracts or forward contracts, (5) through a combination of these methods or (6) through any other method permitted by applicable law.

By Agents

Common units may be sold, from time to time, through agents designated by us. Unless otherwise indicated in a prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters or Dealers

If underwriters are used in the sale, the offered common units will be acquired by the underwriters for their own account. The underwriters may resell the common units in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of resale. The obligations of the underwriters to purchase the offered common units will be subject to certain conditions. The underwriters will be obligated to purchase all the offered common units if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If we utilize a dealer in the sale, we will sell the common units to the dealer, as principal. The dealer may then resell the common units to the public at varying prices to be determined by the dealer at the time of resale.

To the extent that we make sales through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a sales agency financing agreement or other at-the-market offering arrangement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we will issue and sell common units through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell common units on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any common units sold will be sold at prices related to the then prevailing market prices for such securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of common units. The terms of each such agreement will be set forth in more detail in the applicable prospectus supplement and any related free writing prospectus. In the event that any underwriter or agent acts as principal, or any broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain, or otherwise affect the price of common units. We will describe any such activities in the prospectus supplement or any related free writing prospectus relating to the transaction.

Direct Sales

Common units may also be sold directly by us from time to time. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell common units directly. Offers to purchase common units may be solicited directly by us, directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to the resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Conduct Rules.

Delayed Delivery Contracts or Forward Contracts

If indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers to purchase common units from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts or forward contracts providing for payment or delivery on a specified date in the future at prices determined as described in the prospectus supplement. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

General Information

We may set the price or prices of our common units at:

•	market prices prevailing at the time of sale;

•	prices related to market price; or

•	a negotiated price.

Underwriters, dealers or agents that participate in the distribution of the common units may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common units by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation will be described in a prospectus supplement.

We may have agreements with agents, underwriters or dealers to indemnify them against certain specified liabilities, including liabilities under the Securities Act. Agents, underwriters or dealers, or their affiliates, may be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the common units in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of common units under the registration statement, of which this prospectus forms a part, and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the common units at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the common units for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the common units, the underwriters, brokers or dealers may place bids for the common units or effect purchases of the common units in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the common units in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed common units in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the common units, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

In compliance with FINRA guidelines, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the securities, as to matters of United States law and other customary legal matters relating to the offering the securities issued by us, will be passed upon for us by Andrews Kurth LLP, Houston, Texas. If the securities are being distributed through underwriters or agents, the validity of the securities will be passed upon for the underwriters or agents by counsel identified in the related prospectus supplement.

EXPERTS

The consolidated financial statements of NuStar Energy L.P. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheets of NuStar Asphalt LLC and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows, and members’ equity for the year ended December 31, 2013 and the period from September 28, 2012 (inception) to December 31, 2012 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NuStar Energy L.P.

Common Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

September 30, 2015

Citigroup

Barclays

BB&T Capital Markets

BNP PARIBAS

BofA Merrill Lynch

Deutsche Bank Securities

DNB Markets

J.P. Morgan

Jefferies

Mizuho Securities

MLV & Co.

MUFG

RBC Capital Markets

Scotia Howard Weil

SunTrust Robinson Humphrey

UBS Investment Bank

Wells Fargo Securities